UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21979

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07-01-2023 (MM/DD/YY) AND ENDING 06-30-2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pactolus Capital Partners

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8614 Westwood Center Drive, Suite 620
(No. and Street)

VIENNA (City) VA (State) 22182 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GERY SADZEWICZ (Name) 815-782-1250 (Area Code – Telephone Number) gery@gscomplianceconsulting.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weaver and Tidwell, L.L.P.
(Name – if individual, state last, first, and middle name)

2821 West Seventh Street, Suite 700 (Address) FORT WORTH (City) TX (State) 76107 (Zip Code)

10/14/2003 (Date of Registration with PCAOB)(if applicable) 410 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC



OATH OR AFFIRMATION

I, ALAN M. HARTER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PACTOLUS CAPITAL PARTNERS, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHAEL RIOS
NOTARY PUBLIC
REG # 8122439
COMMISSION EXPIRES SEPTEMBER 30, 2028
COMMONWEALTH OF VIRGINIA

Notary Public

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PUBLIC

Form X-17A-5 (Public)
Oath or Affirmation (Public)

PACTOLUS CAPITAL PARTNERS

FINANCIAL STATEMENT
JUNE 30, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed as a public document pursuant to Rule 17a-(5)(d) under the Securities Exchange Act of 1934.

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member of
Pactolus Capital Partners

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pactolus Capital Partners (the Firm) as of June 30, 2024, and the related notes to the financial statement (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Pactolus Capital Partners as of June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pactolus Capital Partners in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Firm's auditor since 2021.

Fort Worth, Texas
August 28, 2024

Weaver and Tidwell, L.L.P.
2821 West 7th Street, Suite 700 | Fort Worth, Texas 76107
Main: 817.332.7905

CPAs AND ADVISORS | WEAVER.COM

PACTOLUS CAPITAL PARTNERS

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

ASSETS		
Cash and cash equivalents	$	558,898
Commissions and fees receivable		207,026
Legacy commissions receivable		735
Investments		109,475
Right of use asset		129,773
Other assets		748
TOTAL ASSETS	**$**	**1,006,655**
LIABILITIES AND MEMBER'S EQUITY		
Payable to affiliated entities		42,603
Lease liability		140,954
TOTAL LIABILITIES	**$**	**183,557**
MEMBER'S EQUITY		**823,098**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,006,655**

The accompanying notes are an integral part of the financial statement.

NOTES TO THE FINANCIAL STATEMENT

   FOR THE YEAR JUNE 30, 2024

   _____

   NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   A summary of the significant accounting policies of Pactolus Capital Partners, (the "Firm")
   consistently applied in the preparation of the accompanying financial statement is provided below:

   a. Nature of Operations — The Firm was formed as a limited liability company in the state of Delaware. The Firm was formed as a securities broker dealer and is a registered securities broker and dealer. The Firm is engaged as a placement agent as well as a wholesaler of variable life insurance products, annuities and mutual funds and provides advisory services.

   b. Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

   c. Cash Equivalents —The Firm considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

   d. Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, fair value, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   e. Concentrations of Credit Risk —The Firm places its cash in accounts with a local financial institution. As of June 30, 2024, the Firm did have amounts in excess of insured limits. The Firm monitors the risk for potential losses with its financial institution.

   f. Commissions and Fees Receivable — Commissions and Fees Receivable consist of commissions, fees and other amounts owed to the Firm in connection with its placement agency business. The accounts receivable balance at the beginning of the year was $321,536.

   g. Legacy Commissions Receivable — Legacy Commissions Receivable consists of commissions, fees and other amounts owed to the Firm in connection with the Firm's business as a wholesaler of variable life insurance products, annuities, and mutual funds. The accounts receivable balance at the beginning of the year was $736.

   h. Credit Loss Allowance – An allowance for credit losses is based on the Firm's expectation of the collectability of financial instruments carried at amortized cost, including other receivables utilizing the CECL framework. The Firm considers factors such as historical experience, credit quality, age of balance and current and future economic conditions that may affect the Firm's expectation of collectability in determining the allowance for credit losses. The Firm's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual agreement and expectation of collection in accordance with industry standards. There are no collections due that were past 90 days as of June 30, 2024. As of June 30, 2024 and 2023, no allowance was needed as the receivables were considered to be fully collectible. There were no receivables balances charged off during the year ended June 30, 2024.

i. <u>Legacy Commissions Payable</u> — Legacy commissions payable represent commissions due to the brokers.

j. <u>Investments</u> - The Firm is invested in an equity investment that does not have readily determinable fair value and is reported at cost adjusted for observable transactions and impairment. See Note 2.

k. <u>Revenue Recognition</u> — Revenue from contracts with customers includes commissions income and fees from due diligence, consulting, monitoring, performance, and arrangement services to customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Firm's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Commission and Fees: The Firm provides marketing, due diligence, consulting, and arrangement services to customers. These fees are generated from the following activities: soliciting of investors for those customers that desire to raise capital through fund commitments, introducing clients to art dealers in order to procure works of fine art and providing diligence and negotiation services of certain investment transactions for a fee as defined by the contract. The Firm recognizes revenue at the point in time that performance under the agreement is completed, which in certain cases is the placement and acceptance of the investor by the customer, the closing date of the capital raise or at the time of purchase of the works of fine art.

The Firm also provides investment administrative, monitoring and identification services for certain customers. The Firm believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Firm. Fee arrangements are based on a fixed fee or a percentage of an underlying amount as stipulated by the contract. Fees are recognized on a quarterly basis and are recognized in the period for which the administrative, monitoring and identification services are provided.

In conjunction with the performance fees and due diligence services, the Firm also earns fees that vary based on the specific performance measures as defined by the contract. These fees are earned once the specific performance measures are known and calculated. These performance-based fees are considered variable consideration as the uncertainty is dependent on the market value of the assets (or net asset value) at future points in time which are highly susceptible to factors outside of the Firm's control. Revenues are recognized once it is probable that a significant reversal will not occur. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. The Firm acts as the principal in certain commission income transactions related to earning performance fees from underlying investments managed. When acting as the principal the Firm recognizes revenue and related expenses on a gross basis on the accompanying statement of income.

Investment Income: The Firm periodically receives distributions of income from accrued interest on Pactolus Income Opportunities LLC. See Note 2.

       Other Advisory Income and Reimbursement: The other advisory income and reimbursements are expenses incurred by the Firm. These expenses are paid back from the clients to the Firm per agreement between the client and the Firm.

l.   *Legacy Commissions:* The Firm receives commissions from the sale of variable annuity contracts. The Firm's performance obligation under the annuity contract is satisfied on the trade execution date and in certain cases when the commissions are remitted up-front by the insurance company, the revenue is recognized on the trade date. Commissions not remitted up-front by the insurance company are designated as trail commissions and are considered variable consideration as the uncertainty is dependent on the market value of the annuity (or net asset value) at future points in time which are highly susceptible to factors outside of the Firm's control. The Firm does not recognize trail commission revenue until it is probable that a significant reversal will not occur, which in certain cases is when the trail commissions are remitted to the Firm from the insurance company.

NOTE 2: INVESTMENTS

The Firm has investment in VP Advance Funding L.P. ("Velocity"). The Firm earns performance fees from clients invested with Velocity and in lieu of cash receipts for those fees the Firm has decided to reinvest some of the earned performance fees with Velocity. The underlying holdings of Velocity are in merchant cash advances and are valued based on the outstanding principal of the advance plus accrued interest with a reserve for collectability.

The Firm has investment in Pactolus Income Opportunities LLC ("PIO"). The PIO investment objective is to seek current income by providing a credit facility to Advanced Plus Deal 1, LLC a New York limited liability company managed by Advanced Plus LLC ("Advance Plus"), and to receive interest from this credit facility, as well as the participation in certain fees received by Advanced Plus LLC ("Advance Plus SPV"). The investment strategy is to provide a credit facility to Advanced Plus SPV to fund, at the direction of Advanced Plus, the acquisition of future Commission Receivables on supplemental health care policies sold by insurance agencies and agents under an Independent Marketing Organization (*"IMO"*) with whom Advanced Plus has an agreement. These Commission Receivables represent the future cash flows (*"Commission Income"*) that, under the normal course of business, would be due to the selling IMO after the sale of a supplemental health care policy, and which are funded from the premiums paid by the policyholder over the life of the policy. The Firm has fully funded its $150,000 commitment to PIO. The CEO of the Firm is the Manager of PIO and exercises exclusive and complete control of PIO. See Note 5.

The Firm has no significant influence over Velocity or PIO, the fair value of these investments is not readily determinable, and Velocity and PIO are not investment companies in accordance with Financial Accounting Standards Board (FASB) ASC Topic 946. Therefore, U.S. GAAP requires the Firm to account for its investment in Velocity and PIO at cost less impairment, adjusted for any observable transactions.

As of June 30, 2024, the balance of the Firm's investment in Velocity and PIO was $33,831 and $145,966, respectively. Management has evaluated the investment in Velocity and PIO for impairment and determined that indicators of impairment are present on both investments as of June 30, 2024. Due to the underlying performance of each investment during 2024, management has determined an impairment charge of 100% was required for the investment in Velocity. Based on the PIO investment's fair value, an impairment charge of 25% was required for the investment in PIO.

NOTE 3: FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

FASB establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). The three levels of the fair value hierarchy under this guidance are described below:

- Level 1 inputs: Unadjusted, quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 inputs: Inputs (other than quoted market prices included within Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

- Level 3 inputs: Prices or valuations that require unobservable inputs that are significant to the fair value measurement. The inputs used for the determination of fair value require significant judgment or estimation by the Firm. The types of investments which would generally be included in this category include debt and equity instruments issued by private entities. Fair value measurements of private equity investments are based primarily on valuation models, discounted cash flow models, or other valuation techniques that are believed to be used by market participants.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In accordance with the fair value guidance, valuation techniques used for assets and liabilities accounted for at fair value are generally categorized into three types:

Market approach valuation techniques use prices and other relevant information from market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include comparable and matrix pricing. Comparable use market multiples, which might lie in ranges with a different multiple for each comparable. The selection of where within the range the appropriate multiple falls requires judgment, considering both quantitative and qualitative factors specific to the measurement. Matrix pricing is a mathematical technique used principally to value certain securities without relying exclusively on quoted prices for the specific securities but comparing the securities to benchmark or comparable securities.

Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present amount, or a discounted amount. These techniques rely on current market expectations of future amounts. Examples of income approach valuation techniques include present value techniques; option-pricing models, binomial or lattice models that incorporate present value techniques; and the multi-period excess earnings method.

Cost approach valuation techniques are based upon the amount that, at present, would be required to replace the service capacity of an asset, or the current replacement cost. That is, from the perspective of a market participant (seller), the price that would be received for the asset is determined based on the cost to a market participant (buyer) to acquire or construct a substitute asset of comparable utility.

The three approaches described within this guidance are consistent with generally accepted valuation methodologies. While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used. The selection of the valuation method to apply considers the definition of an exit price and the nature of the asset being valued and significant expertise and judgment is required.

An investment without a readily determinable fair value that does not qualify for the practical expedient to estimate fair value shall be written down to its fair value if a qualitative assessment indicates that the investment is impaired, and the fair value of the investment is less than the carrying value. At each reporting period, a Firm that holds an investment shall make a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired. Impairment indicators that a Firm considers include, but are not limited to, the following:

- A significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee
- A significant adverse change in the regulatory, economic, or technological environment of the investee
- A significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates
- A bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment
- Factors that raise significant concerns about the investee's ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

If an investment without a readily determinable fair value is impaired, an investment shall include an impairment loss in net income equal to the difference between the fair value of the investment and the carrying amount. If the investment is deemed to be impaired after conducting the valuation the Firm shall estimate the fair value of the investment to determine the amount of the impairment loss.

As of June 30, 2024, management performed a qualitative assessment of the investments and determined both were impaired. Fair value was determined using a discounted cash flow model that is considered to be a level 3 fair value measurement. The following table includes unobservable inputs used in the valuation.

Investment	Unobservable Input	Input
Velocity	Projected cash flow	$0
PIO	Expected return	48% to 76%
	Scenario weighting	50%

NOTE 4: INCOME TAXES

The operating results of the Firm are included in the tax return filed by the parent. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

The Firm follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Firm's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Firm has no significant financial statement exposure to uncertain income tax positions at June 30, 2024. The Firm is not currently under an income tax audit by any tax jurisdiction however tax years from June 30, 2021, are open for examination by tax authorities.

NOTE 5: RIGHT OF USE ASSET AND OPERATING LEASE LIABILITY

The Firm has one operating lease with an affiliated entity, Pactolus Private Wealth Management, LLC. (PPWM), for office space in Vienna, Virginia. The original lease was amended in August 2020 to reduce the office space and extended the lease term to expire in September 2026. This leasing arrangement includes an escalation clause which is recognized on a straight-line basis over the life of the lease. In accordance with FASB ASC 842, a right of use asset and lease liability were recorded at the time of adoption based on the present value of the future lease payments using a discount rate of 4%, the Firm's estimated incremental borrowing rate.

Amounts reported in the balance sheet as of June 30, 2024 were as follows:

Operating leases:

Operating lease ROU assets	$129,773
Operating lease liabilities	$140,954

Supplemental cash flow information:

Cash Paid for amounts included in the measurement of lease liabilities:

Operating cash flow from operating lease	$ 62,825

Weighted average remaining lease term:

Operating lease	2.25 years

Weighted average discount rate:

Operating lease	4.0%

Amount disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancellable operating leases as of June 30, 2024 are as follows:

2025	$	64,553
2026	$	66,328
2027	$	16,809
Total undiscounted lease payments		147,690
Less imputed interest		(6,736)
Total lease liabilities	$	140,954

NOTE 6: RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement with an affiliated entity, PPWM, which is related by common ownership. Under the terms of the agreement, PPWM has agreed to make available personnel, certain facilities and provide for performance of certain administrative and clerical services as well as pay for certain general and administrative expenses that are incurred by the Firm. The Firm has shared commission allocation for an affiliated entity, Pactolus Performance Partners, LLC. The amount owed by the Firm to the affiliated entities at the end of the year was a net of $42,603.

Pactolus Holdings LLC ("PH") is the sole shareholder of the Firm. Transactions with shareholders of PH are included in revenue for the year ended June 30, 2024. As of June 30, 2024, $105,324 is included in commissions and fees receivable from the related party revenue.

The Firm has an investment in PIO. The CEO of the Firm is the Manager of PIO and exercises exclusive and complete control of PIO. The Manager is the "partnership representative" for the Internal Revenue Service purposes.

NOTE 7: CONCENTRATIONS

The Firm's revenue stream is transaction based rather than recurring in nature. As a result, the Firm will have revenue concentrations year over year. During 2024, four clients comprised 82% of total revenues.

NOTE 8: RISKS AND UNCERTAINTIES

In the ordinary course of business, the Firm may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Firm's management believes that their ultimate outcome will not have a material effect on the Firm's financial position, results of operations, or net cash flows.

In the normal course of business, the Firm enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Firm's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Firm that have not yet occurred. The Firm expects the risk of future obligations under these indemnifications to be remote.

NOTE 9: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"). Under this Rule, the Firm is required to maintain a "minimum net capital" equivalent to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness" of the Firm and a ratio of "aggregate indebtedness" to "net capital" of less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital must not be withdrawn if the resulting net capital ratio would exceed 15 to 1. On June 30, 2024, the Firm had net capital of $493,935 which was $488,935 in excess of its required net capital of $5,000. The aggregate indebtedness to net capital was 0.1089 to 1.

NOTE 10: EXEMPTION FROM RULE 15c3-3

The Firm is exempt from Securities and Exchange Commission's Rule 15c3-3 pursuant to the exemptive provisions of Footnote 74 of SEC Release 34-70073.

NOTE 11: SUBSEQUENT EVENTS

Management has evaluated subsequent events from June 30, 2024 through August 28, 2024, the date the accompanying financial statements were available to be issued, and is not aware of any material subsequent events occurred during this period.